EXHIBIT 99.1

Supplementary Trust Data

1.	The total amount of cash distributed to Certificateholders in 2004 per $1,000 of Certificates	$377.34
2.	The total amount of the distribution set forth in paragraph 1 which represents principal payments on the Certificates	$353.00
3.	The outstanding principal balance which was 30 or more days delinquent as of the end of the December 2004 Monthly Period	$410,183,589.42
4.	The total amount of the Monthly Servicing Fee paid to the Servicer by the Trust in 2004	$167,658,854.14